Ms. Mara Ransom

Chief

Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

February 11, 2020

Re:	Otis Collection LLC

Amendment No. 1 to Offering Statement on Form 1-A

Filed January 10, 2020

File No. 024-11126

Dear Ms. Ransom:

Thank you for your comments of January 27, 2020 regarding Amendment No. 1 to the Offering Statement of Otis Collection LLC (the “Company”). We appreciate the opportunity to respond to your comments.

Amendment No. 1 to Offering Circular on Form 1-A

Liquidity Platform, page 45

1.	We note your revised disclosure in response to comment 6 regarding your platform that would match potential investors with existing stockholders desiring to sell their shares. Please provide us with an analysis of how this platform should not be considered an “exchange” under the criteria provided in Rule 3b-16 of the Exchange Act. Further, your disclosure suggests that you may seek an exemption from registration for this platform, such as through compliance with Regulation ATS, but your response suggests otherwise. Elaborate upon your response and disclosure to explain how you will determine the applicability of Regulation ATS to your platform and any risks associated with your determinations. Finally, please provide risk factor disclosure acknowledging the risks of your determination that that the creation of a resale market by your manager would not cause your manager to be considered a broker-dealer.

Section 3(a)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides that an “exchange” means “any organization, association, or group of persons, whether incorporated or unincorporated, which constitutes, maintains, or provides a market place or facilities for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange, as that term is generally understood, and includes the market place and the market facilities maintained by such exchange.” Rule 3b-16(a) further provides that an organization, association or group of persons falls within the Section 3(a)(1) definition of “exchange” if such organization, association or group of persons: “(1) Brings together the orders for securities of multiple buyers and sellers; and (2) Uses established, non-discretionary methods (whether by providing a trading facility or by setting rules) under which such orders interact with each other, and the buyers and sellers entering such orders agree to the terms of a trade.” Rule 3b-16(c) defines “orders” as “any firm indication of a willingness to buy or sell a security.” Furthermore, Rule 3b-16(b)(1) further provides that an organization, association or group of persons will not fall within the Section 3(a)(1) definition of “exchange” if such organization, association or group of persons merely “[r]outes orders to … a broker-dealer for execution.”

The Liquidity Platform would not itself bring together orders for securities of buyers and sellers, rather route indications of interest to a broker-dealer for execution. As such, the Liquidity Platform could not and would not use “established, non-discretionary methods … under which [orders] interact with each other” and prospective “buyers and sellers … agree to the terms of a trade.” The platform might function as follows:

●	The Liquidity Platform would serve as a means for prospective buyers and sellers to submit non-binding indications of interest to buy or sell, as applicable, interests in the various series at prices indicated by such buyers and sellers.
●	Such indications would be routed to an engaged broker-dealer, and any rules for execution are set by such broker-dealer.
●	Once such broker-dealer sets a clearing price in the manner it determines, prospective buyers and sellers would confirm their indication to buy or sell, as applicable.
●	Upon confirmation, such broker-dealer would manually execute trades from such confirmed buy and sell indications.

The above-proposed platform would not itself provide any direct interaction between buying and selling, instead merely transmit information to and from a broker-dealer. Further, the information relayed by the platform to the broker-dealer would not be “orders”, but merely indications of interest. Only once the broker-dealer sets a clearing price in the manner it determines, prospective buyers and sellers would place their orders with the broker-dealer for execution by confirming they would like to proceed at that clearing price.

With respect to the suggested variation between the disclosure and response, the Company maintains that neither it nor its manager, Otis Wealth, Inc. (the “Manager”), need an exemption from registration. Rather, both describe an alternative to the above, that the Company might list a given series of interests on an already-registered alternative trading system (“ATS”) not operated by the Company or the Manager, which listings would be accessible via the Liquidity Platform. The mechanics of trading might differ from the above pursuant to rules and guidelines established for alternative trading systems generally and any particular ATS that we might engage. For the avoidance of doubt, the Liquidity Platform itself would not function as an ATS, rather an interface for users to interact with an ATS.

In light of the foregoing, we do not believe the Company or the Manager is operating an exchange under Rule 3b-16. Further, because the contemplated activities are outside of the Section 3(a)(1) definition of “exchange,” there is no need to perform an analysis under Regulation ATS since that is a safe harbor under Rule 3b-16.

The Company has added a risk factor acknowledging the risks of its determination that the creation of a resale market by the Manager would not cause the Manager to be considered a broker-dealer, as well as an additional risk factor acknowledging the risks of its determination that the Liquidity Platform would not itself be considered a securities exchange or ATS.

General

2.	We note your response to prior comment 4. Please revise your disclosure to convey to investors, as you state in your response, that you do not believe there to be a difference in the assets you are acquiring and holding versus those being acquired and held by Otis Gallery, for which you share a Manager. In doing so, please convey to investors your belief that the risks and benefits of investing in one entity versus the other are substantially similar, if true, and highlight the material differences, if any, or state that there are none. Please also confirm, as you suggest in your response, that you intend to aggregate all of the offerings being made by you and your affiliate in assessing compliance with Rule 251(a)(2) of Regulation A.

The Company has amended its disclosure to state that we do not believe there to be a difference in the assets the Company is acquiring and holding versus those being acquired and held by Otis Gallery, convey to investors the Company’s belief that the risks and benefits of investing in either entity are substantially similar, state that there are no material differences between the two entities and confirm that the Company intends to aggregate all of the offerings being made by the Company and affiliates with such substantially similar business plans in assessing compliance with Rule 251(a)(2) of Regulation A.

Please note, in addition to any amendments identified above, the Company has also amended the disclosure regarding the compensation terms with the broker-dealer engaged for this offering. The request to amend the compensation terms came from FINRA, such that payments are structured as commission payments rather than reimbursable, up-front payments. The Company and its broker-dealer sought to retain the same economics and payment responsibilities between the Company and its Manager.

Thank you again for the opportunity to respond to your questions to Amendment No. 1 to the Offering Statement of Otis Collection LLC filed January 10, 2020. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,
/s/ Andrew Stephenson
Andrew Stephenson
CrowdCheck Law LLP

cc: Michael Karnjanaprakorn

Chief Executive Officer

Otis Collection LLC

335 Madison Ave, 3rd Floor

New York, NY 10017

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